FEDERAL INSURANCE COMPANY

Endorsement No:	5

Bond Number:	82183368

NAME OF ASSURED: WESTCORE TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Westcore Trust
Blue Chip Value Fund
Westcore Blue Chip
Westcore Flexible Income
Westcore International Frontier
Westcore Mid-Cap Value
Westcore Plus Bond
Westcore Small-Cap Value
Westcore Small-Cap Opportunity
Westcore Co Tax-Exempt
Westcore Micro Cap Opportunity
Westcore Growth
Westcore MIDCO Growth
Westcore Select

This Endorsement applies to loss discovered after 12:01 a.m. on March 28, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 28, 2011

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1